Exhibit 99.6

Letter from the Chairperson of the Remuneration Committee
Dear Shareholders,
On behalf of the Remuneration Committee of the Board of Directors, I present Stellantis’ 2024 Remuneration Report. The year of 2024 was a very challenging year for Stellantis. Since the departure of our CEO, Stellantis has undergone a significant change. With the leadership of our Chairman of the Board, John Elkann, our first priorities include strengthening our relationships with our stakeholders, taking actions that address the root causes of 2024 challenges and adapting tactics to maximize our ability to improve in 2025, while at the same time progressing and completing the search for an exceptionally talented new CEO.

As with our past Remuneration Reports, we continue the practice of providing informative and transparent information about the compensation received by our directors, and in particular with this year’s report, additional information about the projected remuneration as a result of our CEO’s departure.

The Board recognizes that remuneration is a complex and sensitive issue, for shareholders and stakeholders. Our commitment continues to be increasing shareholder value and ensuring we deliver sustainable, long-term value for all stakeholders. We believe our pay for performance philosophy is core to our ability to align the interests of top executive talent, that is laser focused on delivering results, to those of our shareholders. Our responsibility to attract and retain world class executive talent in a global corporation and ensuring an appropriate incentive structure, especially during this time of significant disruptive transformation in our industry, is critical.

We remain committed to continuing meaningful dialogue with, and accountability to, our shareholders, as reflected in our significantly inclusive shareholder outreach campaign over the past couple of years. The Committee recognizes that with a 70.21% approval rate for our 2023 Remuneration Report, there are diverse viewpoints and opportunities to improve alignment with investors’ expectations. Feedback has been welcomed, management and the Board understand the issues that matter most to shareholders, and what we’ve learned will contribute to how practices evolve.

We appreciate your consideration in reviewing and considering this year’s Remuneration Report and look forward to continued engagement. We hope that our shareholders vote in favor of this year’s Remuneration Report which will be submitted for an advisory vote at our AGM on April 15, 2025. For more information, please refer to the AGM agenda at www.stellantis.com.

Wan Ling Martello

Chair, Remuneration Committee